[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

July 12, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                 Private Funds

Dear Ms. Bentzinger:

This letter responds to your comment given during telephone conversations with our office regarding the registration statement filed on Form N-1A with the Securities and Exchange Commission (the “Commission”) on April 29, 2016, the response letters filed with the Commission on June 20, 2016 and June 23, 2016 regarding such registration statement, the registration statement filed on Form N-1A with the Commission on August 5, 2016, and the response letter filed with the Commission on October 11, 2016 regarding such registration statement for the below listed registrants with respect to the listed series of the registrants, as applicable (collectively, the “Funds,” and individually, a “Fund”):

•	Nuveen Investment Funds, Inc.:
•	Nuveen Global Infrastructure Fund
•	Nuveen Real Asset Income Fund
•	Nuveen Small Cap Growth Opportunities Fund
•	Nuveen Small Cap Value Fund

•	Nuveen Investment Trust:
•	Nuveen NWQ Small/Mid-Cap Value Fund
•	Nuveen Concentrated Core Fund
•	Nuveen Large Cap Core Fund
•	Nuveen Large Cap Growth Fund
•	Nuveen Large Cap Value Fund

•	Nuveen Investment Trust II:
•	Nuveen Symphony Low Volatility Equity Fund
•	Nuveen International Growth Fund

•	Nuveen Investment Trust III:
•	Nuveen Symphony High Yield Bond Fund

•	Nuveen Investment Trust V:
•	Nuveen NWQ Flexible Income Fund
•	Nuveen Preferred Securities Fund

•	Nuveen Municipal Trust:
•	Nuveen All-American Municipal Bond Fund
•	Nuveen High Yield Municipal Bond Fund

•	Nuveen Multistate Trust II:
•	Nuveen California Intermediate Municipal Bond Fund

PROSPECTUS

COMMENT 1 — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm supplementally that the Funds will treat instruments that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 or that are privately offered investment pools excluded from the definition of investment company (for example, private oil and gas funds) (collectively, “Private Funds”) as illiquid securities. If not, please explain in detail how the Funds’ board of directors/trustees determines such instruments as liquid. Your response should include general market data on the types of investments and data on the liquidity of certain instruments of the types the Funds invest in, including information about:

1)        The existence of an active market for the asset, including the number, diversity and quality of market participants;

2)        The frequency of trades or quotes for the asset and average daily trading value of the asset;

3)        The volatility of trading prices for the asset;

4)        The bid/ask spreads for the asset;

5)        Restrictions on trading of the asset and limitations of transfer of the asset;

6)        The size of the Funds’ position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding;

7)        The availability of and the Funds’ advisor’s access to information on underlying loans or other assets held by CLOs, CDOs and borrowers; and

8)        How the Funds will be able to appropriately value these instruments on a daily basis.

RESPONSE TO COMMENT 1

With the exception of (i) securities issued by foreign investment companies that are traded on a foreign exchange, (ii) interests in certain collateral vehicles that provide daily liquidity, are used in connection with securities lending programs and are offered in reliance on Sections 3(c)(1) or 3(c)(7), (iii) inverse floaters issued by tender option bond trusts in reliance on Sections 3(c)(1) or 3(c)(7) and (iv) securities sold pursuant to Rule 144A under the Securities Act of 1933 that have an established, liquid market, a Fund will not invest more than 15% of its net assets in Private Funds. The Funds believe that the securities described in (i) through (iv) above are highly liquid investments and should not be subject to the same investment restriction as other Private Funds, which are generally illiquid.

That being said, the Funds are not aware of any limitations on investments in Private Funds that are liquid. As a result, the Funds reserve the right to invest in such vehicles in the future in excess of the foregoing 15% limitation, provided that a Fund updates its registration statement to include additional disclosures describing such investments.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren